Filed by Steadfast Apartment REIT, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT III, Inc.

Commission File No.: 000-55772

The following material was posted on the company’s website on January 2, 2020

Proposed Transformational Transactions
SUPPLEMENTAL SLIDES TO AUGUST 6, 2019 INVESTOR PRESENTATION
STAR, SIR & STAR III Mergers
January 2, 2020
The Reserve at Creekside, Chattanooga, TN

Disclosures
NO OFFER OR SOLICITATION:
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION:
In connection with the proposed transaction, Steadfast Apartment REIT, Inc. (“STAR”) filed two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), each of which has been declared effective by the SEC. One registration statement contains a proxy statement of Steadfast Income REIT, Inc. (“SIR”) and also constitutes a prospectus for STAR. The other registration statement contains a proxy statement of Steadfast Apartment REIT III, Inc. (“STAR III”) and also constitutes a prospectus of STAR. The applicable proxy statement/prospectus have been mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGERS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials will also be available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com).
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:
This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. SIR, STAR and STAR III can give no assurances that their expectations will be attained. Factors that could cause actual results to differ materially from SIR’s, STAR’s or STAR III’s expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain the stockholder approvals with respect to SIR and STAR III or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of SIR’s, STAR’s and STAR III’s most recent Annual Reports on Form 10-K filed with the SEC and other reports filed by SIR, STAR and STAR III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. SIR, STAR and STAR III undertake no obligations to update these statements for revisions or changes after the date of this communication, except as required by law.
2

Improves Portfolio*
As of 9/30/19
Properties/States2
Avg. Effective Rent
Portfolio Occupancy
Avg. Age of Portfolio (years)
Gross Real Estate Value (000’s)3
% of Gross Real Estate Value 31%
56%
13%
100%
SIR
27/9
$1,123
95.8%
14.0
$1,006,400
STAR
33/11
$1,190
94.4%
23.4
$1,795,810
STAR III
10/6
$1,183
93.7%
23.4
$437,110
Combined STAR1
70/14
$1,165
94.8%
20.4
$3,239,320
* These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties. See
Cautionary Statement Regarding Forward-Looking Statements.
1. Dispositions and acquisitions that may occur during the merger process are not reflected.
2. Does not include (a) properties held in a joint venture in which SIR owns a 10% interest or (b) a parcel of land owned by STAR held for development.
3. Gross Real Estate Value as of most recent valuation date: 12/31/18 for SIR and STAR and 6/30/18 for STAR III.

Lowers Risk Profile
Combined Company Has Limited Near-Term Debt Maturities
Combined Company Position Highlights1
Limited near-term maturities
81% Fixed Debt vs. 19% Floating Debt
Combined weighted average interest rate of 4.06% vs. STAR standalone weighted average interest rate of 4.21%
Combined Capital Structure
Combined Debt Maturity Schedule3
Total Capitalization
$3.6B2
Secured Debt Equity
1. Dispositions and acquisitions that may occur during the merger process are not reflected.
2. Equity value determined using shares outstanding as of September 30, 2019 multiplied by the respective exchange ratio multiplied by $15.84 (current STAR Estimated Value Per Share).
3. Principal balances as of September 30, 2019.
Fixed Rate Variable Rate

Increases Ability to Pursue Growth and Value Creation Opportunities*
Active management and development opportunities could provide significant increase in stockholder value
Continue Value Enhancement Program
8%
Small changes can have big impact. Invest on average 8% of average home cost supports rent increases and keeps properties competitive with newer product
$119M
invested as of 9/30/19 across all 3 REITs
11,963
homes renovated as of 9/30/19 across all 3 REITs
[Graphic Appears Here]
Target $100M-$300M in New Development Opportunities Annually
Why Ground-up Development is Attractive:
Attractive cap rates currently 30% higher than acquiring existing asset
Improves cash flow from lower capital expenditure requirements
Enhances overall quality and average age of portfolio
Expect 40% higher average annual returns than asset acquisition
Illustrative -86% increase in equity value expected at lease-up(1)
300,000
250,000
200,000
150,000
100,000
50,000

Project Cost Value at Stabilization
Equity Debt
* These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties. See Cautionary
Statement Regarding Forward-Looking Statements.
1. Assumptions: Builds at a 6.50% cap rate and is valued at a 5.00% cap rate at stabilization. Development costs equal $200M with 35% equity and 65% loan-to-cost. Projected value of $260M at a 5.00% cap rate with $13M of annual net operating income. 18-month construction period and 18- month lease-up period.
Projected return on equity at stabilization is approximately 86% before fees (acquisition, loan coordination and investment management fee).

Improves Optionality for Stockholder Liquidity
Expanded capital sources and larger entity increases potential liquidity opportunities
Public listing on an exchange*
Share repurchases
Sale of assets that no longer fit portfolio strategy
Periodic monetization events similar to SIR $1.00 special distribution in 2018
* STAR Advisor intends to present a proposal to STAR within 60 days of the closing of the mergers regarding a possible internalization of management. STAR Advisor believes that an internalization would, among other things, result in administrative and other cost savings to us and increase the likelihood of a future listing. There is no guarantee that STAR and STAR Advisor will successfully negotiate an internalization of management, or in the event of an internalization, the potential benefits of the internalization would be realized or a listing will occur. See also Cautionary Statement Regarding Forward-Looking Statements.

STEADFAST APARTMENT REIT
STEADFAST INCOME REIT
STEADFAST APARTMENT REIT III